UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A. Publicly Traded Company CNPJ/MF No. 32.785.497/0001-97

MATERIAL FACT

Bankruptcy court approves global settlement and purchase of Avon assets in Avon Products, Inc.’s Chapter 11 proceeding

Natura &Co Holding S.A. (B3: NTCO3) (“Natura &Co” or “Company”), in complement to the material fact issued on November 27, 2024, hereby announces to its shareholders and the market that the court overseeing Avon Products, Inc. and its affiliated debtors´ located in the United States (the “Avon Debtors”) Chapter 11 bankruptcy proceedings in the United States (the “Bankruptcy Proceedings”) approved (i) the global settlement agreement agreed upon between the Company and the Official Committee of Unsecured of the Avon Debtors; and (ii) the sale of the Avon operations outside the United Sates (the “ex-US Avon Operations”) to the Company through a credit bid of USD 125 million. Effectiveness of the settlement and sale approval remains subject to entry of orders on the bankruptcy court docket.

The final documentation of the global settlement agreement confirms the settlement terms announced on November 27, 2024 under which the Company agreed to (i) pay to the Avon Debtors’ estates USD 34 million in cash; (ii) disburse the pre-petition debtor-in-possession financing (DIP) amount of USD 43 million; and (iii) waive all of the Company´s secured and unsecured credits against the Avon Debtors, except for USD 125 million, which was used as consideration to purchase the ex-US Avon Operation. The effects of the waiver of the secured and unsecured claims against the Avon Debtors have already been disclosed in the 3Q24 results of the Company. The accounting effects of the waiver of the secured and unsecured claims against the Avon Debtors have already fully impacted the Company's 3Q24 results.

Whilst the closing of the sale of certain markets of the ex-US Avon Operations remains subject to regulatory approvals, Avon´s results will be re-consolidated into the Company´s financial statements as of December 4, 2024.

In line with Company’s strategy to simplify its corporate structure and to provide its businesses with greater autonomy to operate, the Company announces that it will resume the studies on the previously announced strategic alternatives for Avon outside Latin America. These studies may include a potential separation, sale or partnerships.

São Paulo, December 4, 2024

Guilherme Castellan Chief Financial and Investor Relations Officer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. This communication may contain forward-looking statements which reflect Natura &Co’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this communication speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: December 4, 2024